BEATBOX
2020 Report

Dear investors,

Over here at BeatBox, 2021 was an absolutely monster year for us with revenues growing to $18.1m, up from $6.9m a year ago, (+161%). This was a huge increase vs. our projections of $13.5m. We also were profitable for the year. However we are not stopping here. We have used those profits to invest heavily in our team and our marketing as well as to produce more inventory. In the last 7 months we have doubled the size of our team, sponsored some of the world's biggest music festivals in EDC Las Vegas and EDC Orlando, and had such a fun time collaborating with Nathan Apodaca (@doggface208) on a Cranberry Dreams flavor that exploded at retail.

We know that in order to hit our goal of $100m in revenue by 2024 we have to go even faster. Therefore, we are opening up a convertible note opportunity for crowdfunding as we get ready for a huge 2022. We have to hire even more people as we launch the entire Northeast (Get ready New York and Massachusetts!) and to support the nearly 4,000 7-11 stores that are taking in BeatBox before March of this year. Additionally, we want to be at way more festivals, concerts and music venues as we hopefully are (or are soon to be) on the other side of the pandemic.

We hope you want to continue to be a part of our growth story for the coming years by being a part of our next crowdfunding raise, and look forward to continuing our rocket ship growth with your support!

We need your help!

In 2022 we are laser focused on getting into more stores. Investors can support by asking for BeatBox

In 2022 we are laser focused on getting into more stores. Investors can support by asking for BeatBox in their favorite stores and by getting the word out about the crowdfunding round. Bringing more investors into BeatBox will help us hire more staff and increase our marketing budget. This year we are also launching BeatBox Zero Sugar, BeatBox Variety Packs, and BeatBox Mango. We would greatly appreciate investors and partners supporting these launches by purchasing them at retail when they are available, sharing with friends, and letting us know what you think! Sharing BeatBox with friends is always a fun way to get the word out.

Our Mission

Since day one we have said we want to be the Red Bull of the alcohol industry. We want to be a premiere lifestyle brand sold all over the world. We are currently sold in 30 states, and will be sold all across the US by Spring 2022. We are also in the process of looking at our first foray into international expansion in 2021. We are on a mission to bring connectivity and FUN through our brands all over the world in the next 5 years. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+



The Good



- 160% Revenue Growth YOY
- Achieved Profitability on an Annual Basis
- Stores buying grew 100% and cases sold to stores grew 150% all driven by higher rate of sale per store

The Bad

- We're still in only 5% of all the stores we can be sold in

2020 At a Glance

January 1 to December 31



$7,524,675 +79%
Revenue



-$3,048,595
Net Loss



$3,231,873 +151%
Short Term Debt



$5,812,766
Raised in 2020



$1,100,000
Cash on Hand
As of 01/10/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop innovative brands for the next generation of drinkers.

Since day one we have said we want to be the Red Bull of the alcohol industry. We want to be a premiere lifestyle brand sold all over the world. We are currently sold in 30 states, and will be sold all across the US by Spring 2022.We are on a mission to bring connectivity and FUN through our brands all over the world in the next 5 years. These projections cannot be guaranteed.

Milestones

Future Proof Brands LLC dba BeatBox Beverages was incorporated in the State of Delaware in November 2011.

Since then, we have:

- Top Selling Ready to Drink Cocktail, #1 Fastest Selling Single Serve Wine
- $18M in revenue in 2021. Up 160% from 2020 & 350% growth from 2019
- $1M investment from Mark Cuban on Shark Tank
- Selling in 23,000+ stores in the U.S. - Walmart, Kroger, 7-Eleven, & many more
- Massive social media growth, outpacing Truly, Twisted Tea, Four Loko, & more
- BeatBox Influencer Network has a total reach of over 100+ Million people
- Profitable in 2021 with industry leading +60% gross margins
- World-class leadership team from Anheuser-Busch, MillerCoors, & Red Bull

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $7,524,675 compared to the year ended December 31, 2020, when the Company had revenues of $4,199,062. Our gross margin was 33.68% in fiscal year 2021, compared to 4.62% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,880,780, including $256,301 in cash. As of December 31, 2020, the Company had $2,493,588 in total assets, including $646,464 in cash.

- *Net Loss.* The Company has had net losses of $3,048,595 and net losses of $4,234,348 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $5,152,223 for the fiscal year ended December 31, 2021 and $2,778,235 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,785,330 in debt, $8,468,206 in equity, and $5,706,923 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in

offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Future Proof Brands LLC dba BeatBox Beverages cash in hand is $1,100,000, as of January 2022. Over the last three months, revenues have averaged $1,600,000/month, cost of goods sold has averaged $581,000/month, and operational expenses have averaged $1,500,000/month, for an average burn rate of $481,000 per month. Our intent is to be profitable in 0 months.

Since the date of our financials, we grew our revenue from $6.9m to $18m in 2021 and became profitable on an EBITDA basis

From January - June 2022 we expect revenue of $16m, almost matching our entire 2021 number in 6 months. During that same period, we expect to incur approximately $11M in operating expenses and $5.8M in COGS.

We became profitable in 2021 due to 160% revenue growth and 65% gross margins. However we hired 30 people from July – December 2021 and ramped up some marketing (mostly around music festivals) so we lost money in Q4. Our plan is to raise this money and target breakeven profitability. With our revenue growth we will still be able to hire 20-30 more people as well as spend 3x on marketing and still be breakeven and be able to support our growth to 38m in revenue in 2022.

For additional sources of capital outside of this raise, we can use profit through the business that we allocate to generate growth. We also have an inventory loan that we borrow against.

Projections mentioned above are forward-looking and cannot be guaranteed.

Net Margin: -41% **Gross Margin: 34%** **Return on Assets: -162%** **Earnings per Share: -$2,619.07**

Revenue per Employee: $119,439 **Cash to Assets: 14%** **Revenue to Receivables: 1,090%** **Debt Ratio: 274%**

Future_Proof_-_2020_Financial_Statements_-_FINAL.pdf

We ❤ Our 1699 Investors

Thank You For Believing In Us

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Lachlan Munday	Odin Dawod	Josh Mccraw	Veera Pratap Reddy Bom...	Trevor Pampalona	Dennis Caban	Julia R Healey
Jeffrey E Gross	Shamaja Perez	Torey Powell	Shane Ables	Erica Chapman	Matt Buttermore	Johnathan Iverson
Luigi Lancia	Margaret Folvag	Brenda Davis-Svetlick	Jayant Deshpande	Nickolas Kjerstad	Liyaqat Sayeed	Thomas W Merritt Jr
Morgan Othites	Carlos Thiago De Souza A...	Jason Dunn	Israel Tabak	Beshar Shraim	Bharat Rajani	Charles Heydorn
Norris W.	Robert Mier	Akash Patel	Jack Setton	Briana Jackson	Omar Buitron	Pierre Ricard D. Pognon
Mark Duvall	Juan Leon	Charles E James Jr	David Maleh	Marie Rose Carlson	Leonard Chijioke Ezenwa	Christine Rainford
Colin Chong	Gilad Krasner-Cohen	Mike Snyder	Subria Lapps	Deepak Suri	Nicole McTeer	Thomas Scarlett
Karen Haskins	William Dunigan	Catherine Sweeney	William Johnson, IV	Clive Harold Abbott	Greg Cohen	Peter Banos
Heather Szufnarowski	Greg Vanhoose	Shannon Trochesset	Rajesh Bhojwani	Gina M Hendershot	Josephine Olsen	John Lee
Eileen O'Connor-Patten	Scott Madole	Daniel Kim	Ivette MONTIEL	Mike Chapman	Joerg F Von Oldershausen	Charlene Huerth
Robert Chernow	William J Gallagher	David Brooks	Jose A Gelpi	Aileen Alontaga	Michael Murray	Vijayakumar Aluru
Brian McNamara	Josh Humble	Michael Stewart	Gail M Braun	Tange English	Britt Plattner	Nagaraj Rao
Lance Oberlin	Christopher Hanson	Gabriella Espinoza-Winge...	Warren Wells	Mark Barden	Manoj Kunchala	Andrew Barton
Michael Fitzgerald	Chris Howard	Jonathan Bucci	wu Olsen	Levik Mansourian	Esperanza Arthur	Phil Garrett
Tara Y Johnson	Valerie Johnson	Rebecca Urciuolo	Vartan VARTANIANS	Henry D Perry	Ryan Theil	Vijuna Edwards
Thomas Harper	Abraham Heebink	Eric Stanberry	Michael T. Taylor	Srinivasan Gudapati	Marco Frabotta	Ronald Sanders
Joseph Cook	Derwick Graham	Nashika Jackson Ogilvie	Edward Peats	William Baker	Elaine Brown	Ryan Stockmal
Chad Crippin	Kevin Beck	Josue Carrillo	Destinee Granados	Angel Almaraz	Ondrae Dickens	Tom Elledge
Ryan Davis	Walter R Creasey Jr	Engjellushe Vide	Daryl Campbell	Lachlan Spinner	Bill Horsley	Jacqueline Tyson
Mofoluwaso ODOFIN	Shelby Heinrich	Luke Zanoni	Ramon Gonzalez	Perry Ray	Jean E Ferrier	Ricci Patrick
Jacob Ingber	Chris Amis	Joseph P Perz	Stanley Reedus	Tiffany Wu	Edward Kelly Medlock	James Spann Jr
Jean Baptiste Siton	Jesus Aguilar	Dominique Siton	Ryan Cummings	Natasha Maynes	Rafael Thomas	Erica Villicana
Johann Erasmus	Tiasha Jones	Neka Allen	Kevin Rivera	Beverly SADIQ	Yi Shaun Yang	Janet Kay Herring
Tarek Morshed	Christian Pickerel	Mimnic James	Jaime Nickson	NIKESHKUMAR PATEL	Tim Whiteaker	Brandy Burgess
Kordell Smith	Briana Johnson	Aravind Ramamoorthy	David Edelman	Memory K Chambati	Marshall James	Aaron Burch
Clay Phillips	Adam Crockett	Matthew Martini	Justin Wrzesinski	Bryan Edgington	Alex Aceves	Pawel Armata
Kimberly Erlandsen	Rakesh Amarnani	Robert Babcock	Jeffery Solinsky	Matthew LaPrairie	Eric Ciccone	Njock Ndip
Ms. Morrison	Mala SHARMA	Chaitra Simpson	Aryn Drake-lee	Melissa Smith	Jonas Klink	Isabella Nang
Marlene Maitland	Mark Goldstein	Harry Ledley	Spencer Bengel	Premkumar Ramamurthy	Michael Devoney	Damien Brewster
Jill Robertson	Spencer Snow	Tawanda Gumbo	Tamieka Hill	Miguel Matthie	Dev Wilson	Vivienne Rodney
Jason Rigby	Carl Purcell III	Jeff Jacobs	Morgan Szufnarowski	Brandon Loveless	Charlie Rhodes	Alan Roitsch
Michael Herman	Senthilkumar BALASUND...	Greg DOTSON	Dwight Walker	Bruce Houck	Geovanny Martinez	Leroy Noriega
Roy Guillen	Scott Parchem	Felicia Cannon	Justin Doolittle	Jaime Andres Botero	Imani Grant	Hector Perez
Antony Penna	Matthew Ohlwein	John Lehotsky	Timothy RANSON	Cole Haller	Bhesh Mainali	Anupama Garani
Janelle Helmstetter	Octavia Brown	Darnell PHILLIPS	Oluwaseyi Alabi	Shatura Holly	Uma Boddeti	Stephen Samuels
Gannon Sullivan	Alvaro Colas Martinez	Devin M Sawyer	Brendolyn Davis	Jerry Lee	Vinay S	Jody Marie Scimone
Kimberly Johnson	Kayla Fisher-poling	Farrah Roybiskie	Gretchen Hughes	Nicholas Barbare	Elijah Greene	William Curtis Hancock
Jeremy Few	Joe Hammond	Jenifur Godfrey	Erik Medina	Jimmy Wei	Carter Mortensen	Denver Brooks
Cherise Gerrard	Stacey Sysavath	Carli Bruner	Jeffrey Zhang	William Gangware	Dillon Reed	Jamiealle Rimes
Yolanda Merriman	Duy Vo	Grant Dill	Michael Aaron Hyatt	Jared Sidwell	Troy Dreesman	Serena Trodella
Andrew Garcia	Meleik Hyman	Aron Morgan	Barrett James	Thomas Dorsey	Daniel Patrick HUNT	David Hanlon
Elijah Erny	Brandon Rohling	Ariana B Thomas	Kylie Nero	Thijs Derksen	Aaron Mocek	Andrew Bacchus
Collin Hubbell	Daniel Sutter Melzer	Robin Greenway	Vaughn Matherne	Tessla Salmeron	Bryan Trost	Jinga Oglesby-Brihm
Tyrone Sparrow	Andrew D Park	Jakob Roger Lansman	Scott Angdahl	Filipe Espirito Santo	Alexis St Amant III	M Ary McMahon
Timothy Pianka	Vanessa Pineiro	Brennan Brown	Joshua Paris	Jeremy Aryee	Matthews Nyaku Malebana	Kristin Lewis
Nick M	Anttonieo Madison	Kenneth Pierre	Nikki Nissan	Timothy Hisle	Jehad Attiyah	Kara Novavec
Garth Bauman	John Sampson	Jeffrey M Griffin	Ramesh Mohan	Derek Edward SLATE	Tyler Tuggey	Brent Miller
Iris Nevins	Ankur Patel	Omar K. Turner	Nell Loomis	Avidd Nolasco	Andrew Contreras	John Serfass
Anne Tursky	Troy D Schmitz	Nickolas Schey	Aaron Hoad	Lucian Chown	Angie Bloxham	Nishant Patel
Tarah Davidson	Anthony Coleman	Brian Dalton	Max Cabrales	Terry Lee Eckert	Chelsea Ray	Gregory Glover
Austin Evans	Chris DuPont	Neil M EAKER	Francis S Springer	Adam Burns	Elias Darraj	Prashanth Shetty
Casandra Cruz	Phillip George	Glenn Louis Vanderbilt	Hasani Adams	Tyrone Evans	Cameron R Simmons	John Kaye
Nicholas G Sideris	Jelp Shinholster IV	Craig Manning	Lucas Haas	Corbin Patrick FROMM	Zack Gilroy	Alvin Riley
William White	Edgard Amador	Khalid White	Ayonna McNeil	Alexander Drew	Christopher Sica	Elizabeth Johnson
Mark Olson	Carey Goodley	Dominique Farmer	Lee E Smith Jr	Angelo Romero	Michael T. Carroll	Dhuntha Shayre Wyatt
Andrew Lee Rutherford	Mario M Teel Jr.	Mark Reconnu	Bryan Ballesteros	Derrick Pitts	Kerry Hill	Anthony PILIERO
Ron Larrivee	Dylan Reid Aubey	Sonny Okafor	Danny Fowler	Donald Ray Toppins Jr	Karen Anderson	Ronald SIMPSON
Derrick Allen	Timothy L Butler	Pedro Nuno Vila Real Mor...	Charles A Beaudrie	Robert Pelletier	Ronald CLEMONS	Ben Tour
Peter Ferrer-Hill	L Danielle King	Simon Grant	Zac Roberts	Francesca Jean-Pierre	Peyton Hayes	Justin Geisel
Kirk Larson	Alphonse Marcello	Chris De Wit	Mercyline Msipa	Le Amecia Raiford	Siva Prasad Potluri	Cindy Tran
Justin Green	Christopher McCutcheon	Matt Ortego	Brian McKissick	Rehshetta N. Wells	Theresa Foley	Dona Rivers
Elizabeth McMahon	Booker Tallaifferrillo Dou...	Amanda Ray	Robert Purnell	Lauren Cameron	Ashlee Nanez	Paula Shine
Jeannette Silva	Gregory Pugh	Wil Evan Geller	Shardae Anthony	Mark Burke	Donoval Young	Jayla Frederick
Steven Standring	Bryan Alvarado	Robert Gordon	Jeff Heintz	Patrice KITT	Abin Thomas	Michelle Alexander
Brandi Harper	Cameron Keller	Sherry Buchanan	Jerrod Trotter	Matthew Sorensen	William Forsythe	Pedro Fujiwara
Shandon Mccorkle	Astra Clendenning	Jeff Stephen	Matthew Jussila	Cameron Smith	Anthony Adams	Andrew Fritzler
Dayana Bido	Jeff Conlon	Devin Morgan	Lyddia Cerny	Nicholas Bendowski	David Tursky	Jack Moore
Kevin S Wilson	Michael Pitt	Shaun Mason	Md Fariduzzaman	John Quincy Carter	Brandon R MAYWETHER	Shane J Lemay
Mieka Christian	Wendy Lustig	Peter Hemingway	Panagiotis Panagakos	Prokopios PANAGAKOS	Greg Scharich	Susan Jenkins

Mieka Christian · Courtlynn C. Richard · Eric Friedlander · Kayur Mehta · Jennifer Lee Herr · Billy Gaines · Cassandra Davis · David A Baldwin Sr · Scot Grunow · Jason Ault · Grant Wellinger · Kunal Sahay · David Munter · Clayton Portz · Chris Shaw · Macyn Fox-Gracy · Nichols Mayer · Ashley Nicole Adkins · Lawrence Hodge · Daniel Murtagh · Scott Wilson · Jason Rigby · Joseph Mario Pyles · Anthony Rauch · Sergio Pulido · Drake Allen · Chandler Perrer · Sean Young · John C Nardone · Tracy J Huth · Digvijay Dharwa · Zachary Wallick · Erik Larsen · Mark Kroehler · Kara Eisenhower · Jerry Lee · Abraham Heebink · Robert Kann

Wendy Lustig · Yalile Ramirez · Lowell BROOKS · John O MIKKOLA · Donnah Opelac · Cindy Yang · Adrian Kramer · Shelly Oakes · Jonathan Gallegos · Thomas Dang · Sara C Johnson · Priscilla McKnight · Grant Christensen · Dudley Brice Casimir Pierre · David Doerfler · Shalonda Green · Said Martinez · Larry Phipps · Virgilio Yabut · Andre Lynch · Amber K Drummond · Chang Woo Lee · Leroy Noriega · Tom Ryan · Joel Brown · Anthron Cavanaugh · Anthony Icolano · Chris Ogilvie · Anthony Castlin · Shiqi Mao · Evelyn Lopez McKinney · Seyed Mohanna · Derek Ballard · Caitlyn Tatro · Aaron Cox · Mark Dusseau · Patrick Furtaw · Jack Setton

Peter Hemingway · Alexander Masoud · Steven Harris · Albert Zhang · Pake Chin · Kevin Williams · Robert Paxton · Christopher Hoel · Remi Sohi · Hannah Crawford · Grace Thorstenson · Khalid Rasti · Timothy Thompson · Carline Pierre · Nicolett O'Keefe · Kerry Linfoot · Cameron Mullins · Joshua Raschke · Jeremy Koslowski · Colleen Bauer · Darnell PHILLIPS · Craig Federspiel · Cyndi Ortiz Taylor · Harri Salonvaara · Kevin K. Owney · Jeff Winkler · Sadaf Muncy · Antonio Griffin · Tony Contreras · Tracey Kennedy · Jordan Despain · Jennifer Rouleau · Valerie L Sacco · Davis W. Lenz · Youri Mutamba · Ryan Davis · Jeff Bishop · Nakul Bhardwaj

Panagiotis Panagakos · Marc Henderson · Stephanie Moore · Lamardo Davis · Linda Hunter · Marna Chotkuach · Dimitri Williams · Alice Noto · Morgan Lutz · Bryan Sy · Joshua Hermes · John Weed · Monil Shah · Nick Zuclich · Gunnar Audunn Johannss... · Jennifer Jennings · Cape Poli Redulla · Cleven Isidor · Victoria MANGANIOTIS · Luis Villarreal · Hugo Rodrigues · Joseph Ninowski, Jr. · David Maleh · David Schuessler · Anthony Scavone · Tinequa Richburg · Jeanelle James · Thomas Trey Dousis · Merideth Selby · Kenton Questelles · Jordan Pina · Emily Bartlett · Kevin Snodgrass · Eric Avila · Tori Nance · Alan Roitsch · Suchai Gumtrontip · Kim Szymura

Prokopios PANAGAKOS · Thomas I Carter · Fritz Allard · Teppei Fukushi · Joseph Costello · Carl Robinson · Parrish Mitchell · Michael Bryant · Ryan Toothaker · John Kadish · Pardeep Brar · Dexter Lewis II · John Cole III · Blakely Walden · Quron K Snoddy · Akshay Madane · Russell Nakashiba · Jesika Cooney · Will Troutman · Jeanette Lindner · Marco Frabotta · Omar Buitron · Nickolas Kjerstad · Eric Mollison · Dieucix Pierre · Charles Bell · Melissa Plumlee · Jesse Michel · Cristina M Banville · Greg Lennon · David Rose · Philippe Jackson · Nedgre Vidal · Erika Johnson · Rakesh Pai · Vijayakumar Aluru · Scott Evans · Kevin Switzer

Greg Scharich · Nathan Morrow · David Migdal · Edwin Anton · Pete Anderson · Christine Bure · Juan Martinez · Gino Cantu · Mechelle Newsome · Jacob Alden · George Djambinov · Todd Turowski · Anurag Agarwal · Bankole Segun Dele · Julien Werbicki · Noah Whittaker · Shadi Ammouri · Tan Wei Ren Bryan · Thomas E Gibson · Jake Hartman · Sean Q Anderson · Dominique Siton · Ida Jackson · Mohammad Salim · Maurizo Nicolosi · Mohammed Basal · Rosemary Brawn · Christopher Seipel · Wayne Pitter · Gareth Mandel · Ivan Shaw · Moises Amescua · Jared Lauber · Candous Crispo · Michael Collins · Terry MIsna · Mark Jessan Hutchison-Q...

Susan Jenkins · Michael Swift · Brooks Luckett · Frank Mushmel · Serena Rodriguez · Angela Schmidt · Candace KOCHMANN · Joereanie Brown · Chris H · John Deren Gibson · Amaud Hines · Trish GONZALES · Philip Gillette · Johnny Varadan · Brian Combs · Antonio Gomez · Willie Faconer · Casie Duffy · Brian Charneicki · Jack Upperman · Timothy RANSON · Nimesh Patel · Michael Emerson · Prince Kumar · Nicanor Michel · Charles Kelly Jr · Kelly Gartzke · Kimberly Phillips Hunt · Maria Rosas · Arun K Subramanian · Brenden Frierson · Zwengly Saint Cyr · Pattie Mercadante · Sara Dunwoodie · John Turner · Peter Banos · Ramon Gonzalez

Thank You!

From the BeatBox Team



Brad Schultz
Co-Founder & CMO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aimy Steadman	Founder COO @ Future/Proof	2011
Justin Fenchel	CEO @ Future/Proof	2011
Jeff Cuban	Investor @ Mark Cuban Companies	2020
Matthew Meehan	Investor @ Self Employed	2016

Officers

OFFICER	TITLE	JOINED
Aimy Steadman	COO	2011
Justin Fenchel	CEO	2011
Brad Schultz	CMO	2011

Voting Power ❓

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2015	$121,830		Section 4(a)(2)
12/2015	$1,000,000	Preferred Stock	Section 4(a)(2)
11/2016	$612,500		Section 4(a)(2)
11/2016	$814,423		Section 4(a)(2)
03/2018	$1,100,000		Section 4(a)(2)
11/2018	$913,987	Preferred Stock	Regulation D, Rule 506(b)
11/2018	$2,224,980	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$1,500,000		Section 4(a)(2)
12/2019	$2,287,399	Preferred Stock	Regulation D, Rule 506(b)
12/2019	$2,141,867	Preferred Stock	Regulation D, Rule 506(b)
02/2020	$220,000		Section 4(a)(2)
04/2020	$850,000		Section 4(a)(2)
05/2020	$313,500		Other
04/2021	$1,066,304		4(a)(6)
04/2021	$899,973	Preferred Stock	Regulation D, Rule 506(c)
04/2021	$368,848		506(c)
12/2021	$50,000		Regulation D, Rule 506(b)
12/2021	$50,000		Regulation D, Rule 506(b)
12/2021	$100,000		Regulation D, Rule 506(b)
12/2021	$200,000		Regulation D, Rule 506(b)
01/2022	$50,000		Regulation D, Rule 506(b)
01/2022	$50,000		Regulation D, Rule 506(b)
01/2022	$50,000		Regulation D, Rule 506(b)
01/2022	$225,000		Regulation D, Rule 506(b)
01/2022	$150,000		Regulation D, Rule 506(b)
01/2022	$100,000		Regulation D, Rule 506(b)
01/2022	$150,000		Regulation D, Rule 506(b)
01/2022	$100,000		Regulation D, Rule 506(b)
01/2022	$150,000		Regulation D, Rule 506(b)
01/2022	$55,000		Regulation D, Rule 506(b)
01/2022	$50,000		Regulation D, Rule 506(b)
01/2022	$150,000		Regulation D, Rule 506(b)
01/2022	$140,000		Regulation D, Rule 506(b)

01/2022 $140,000 Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2015	$1,000,000	0.36%	0.0%	$2,000,000	09/25/2014
11/15/2016	$612,500	5.0%	85.0%	$15,000,000	12/31/2018
11/15/2016	$814,423	5.0%	85.0%	$15,000,000	12/31/2018
03/15/2018	$1,100,000	5.0%	85.0%	$21,000,000	03/15/2021
02/24/2020	$220,000	5.0%	20.0%	$35,000,000	09/01/2022
12/09/2021	$50,000	1.26%	10.0%	$190,000,000	12/09/2023
12/09/2021	$50,000	1.26%	10.0%	$190,000,000	12/09/2023
12/20/2021	$100,000	1.26%	10.0%	$190,000,000	12/20/2023
12/21/2021	$200,000	1.26%	10.0%	$190,000,000	12/21/2023
01/04/2022	$50,000	1.26%	10.0%	$190,000,000	01/04/2024
01/04/2022	$50,000	1.26%	10.0%	$190,000,000	01/04/2024
01/05/2022	$50,000	1.26%	10.0%	$190,000,000	01/05/2024
01/06/2022	$225,000	1.26%	10.0%	$190,000,000	01/06/2024
01/06/2022	$150,000	1.26%	10.0%	$190,000,000	01/06/2024
01/10/2022	$100,000	1.26%	10.0%	$190,000,000	01/10/2024
01/10/2022	$150,000	1.26%	10.0%	$190,000,000	01/10/2024
01/10/2022	$100,000	1.26%	10.0%	$190,000,000	01/10/2024
01/11/2022	$150,000	1.26%	10.0%	$190,000,000	01/11/2024
01/18/2022	$55,000	1.26%	20.0%	$190,000,000	01/18/2024
01/19/2022	$50,000	1.26%	10.0%	$190,000,000	01/19/2024
01/20/2022	$150,000	1.26%	10.0%	$190,000,000	01/20/2024
01/20/2022	$140,000	1.26%	10.0%	$190,000,000	01/20/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURI
Radical Investments LP	10/12/2015	$121,830	$0	8.0%	06/08/2016	
The David Adelman FS Investment Trust and Matthew Meehan and Rod Hildebrant, as joint tenants with right of survivorship	09/16/2019	$1,500,000	$1,500,000	10.0%	09/16/2021	Yes
Rod Hildebrant and Matthew Meehan, JTWROS	04/21/2020	$850,000	$0	12.0%	10/20/2020	Yes
SBA PPP Loan	05/02/2020	$313,500	$0	0.98%	05/11/2021	

Related Party Transactions

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	3,408,150	3,408,150	Yes
Profits Interests	330,397	330,397	Yes
Mirror Units	853,780	826,508	No
Series B Units	2,130,577	2,130,577	Yes
Series A Units	2,158,539	2,158,539	Yes
Series Seed Units	1,704,075	1,704,075	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	229,010 Common Units
Options:	330,397 Profits Interests authorized, of which 330,397 are outstanding

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

This discussion is only a summary of material U.S. federal income tax consequences of this offering. POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF. This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of the Company's initial Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of the Company's initial Form C or that such guidance or interpretation will not be applied retroactively. Classification as a Partnership Under the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of the Company's initial Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the LLC Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company. Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations. Code section 7704 treats PTPs that engage in active business activities as corporations for federal income tax purposes. PTPs include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Company believes that interests in the Company will not be traded on an established securities market. The Company also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the IRS would not successfully challenge these positions. The Regulations provide certain safe harbors from treatment as a PTP under Code section 7704. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a PTP. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or equivalent thereof. If (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. This offering of Series B-1 Preferred Units will not be registered under the Securities Act. Generally, an entity that owns membership interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members. Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the LLC Agreement contains provisions restricting transfers and withdrawals of Units that may cause such interests to be treated as not being tradable on the substantial equivalent of a secondary market. Taxation of Operations The Company is taxed as a partnership and not as an association taxable as a corporation. Accordingly, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits. Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company. Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the LLC Agreement unless the allocations provided by the LLC Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Company believes that the allocations provided by the LLC Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the LLC Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances. Information will be provided to the Members of the Company so that they can report their income from the Company. POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contain forward looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

Additional risks and uncertainties are not presently known. In addition to the risks specifically identified in these Risk Factors, the Company may face additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial but which may later impair the Company's business, results of operations and financial condition.

No regulator has given their approval of the form of the arrangement with the Custodian. The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the Company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

You will not hold title to the purchased securities, instead, title will be held by the Custodian. Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this offering, investors agree to become a party to the Subscription Agreement, Investors' Rights Agreement and LLC Agreement with the Company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

Tax implications to your decision to purchase Series B-1 Preferred Units. As more fully described below, the Company is currently classified as a partnership for U.S. federal income tax purposes. Consequently, (i) the Company itself will not be subject to U.S. federal income tax, and (ii), instead, the members will be required to report on their respective U.S. federal income tax returns, and pay U.S. federal income tax (and any applicable state and local taxes) on, their allocable share of the Company's income, gain, loss, deductions and/or credits, regardless of whether, or the extent to which, the members actually receive any distributions of cash or other property from the Company. The income tax consequences of an investment in the Company may be complex and may not be the same for all taxpayers. ACCORDINGLY, EACH POTENTIAL INVESTOR MUST DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

The purchase price for the Series B-1 Preferred Units may not be indicative of value. The purchase price for the Series B-1 Preferred Units has been arbitrarily established by the Company. The purchase price may not be indicative of the Series B-1 Preferred Units' actual value or the value of the Company. No assurance is or can be given that the Series B-1 Preferred Units could be sold for the purchase price or for any amount.

Your purchase of Series B-1 Preferred Units is a long-term and illiquid investment. An investment in the Series B-1 Preferred Units may be long-term and illiquid. The offer and sale of the Series B-1 Preferred Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration. You are being required to represent in writing that you are purchasing the Series B-1 Preferred Units for your own account, for long-term investment, and not with a view towards resale or distribution. Accordingly, you must be willing and able to bear the economic risk of your investment for an indefinite period of time. It is likely that you will not be able to liquidate your investment, even in the event of a personal financial emergency.

Limitations on Liability of Managers. Although the managers of the Company have contractual duties arising under the LLC Agreement, the LLC Agreement includes certain provisions that are intended to limit or eliminate the managers' fiduciary duties and any liabilities associated therewith. Therefore, the members of the Company may have a more limited right of action against the managers of the Company than the members would have if there were no such limiting provisions.

would have if there were no such limiting provisions.

The Company does not have any present intentions to make any operating distributions, and may not have available cash to make tax distributions. Other than distributions to permit its members to satisfy federal income tax obligations with respect to income allocated to the members during a taxable period ("Tax Distributions"), the Company does not anticipate paying any operating distributions for the foreseeable future. The Company currently intends to retain future earnings, if any, to repay indebtedness and to support its business. Tax Distributions are mandatory under the Company's LLC Agreement but only to the extent that the Company has available cash as reasonably determined by the Company's Board of Managers.

While the Series B-1 Preferred Units are a preferred equity interest, they are on equal footing with other Preferred Units and rank junior to the debts and liabilities of the Company. In a liquidation, the Company's assets are distributed as follows: (a) first, to the payment of the debts and liabilities of the Company and the expenses of liquidation; (b) second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Company's Board of Managers; (c) third, to the holders of Preferred Units (including the holders of Series B-1 Preferred Units), pro rata, in accordance with the aggregate unreturned capital contributions attributable to the Preferred Units until such unreturned capital contributions are zero; then (d) fourth, to the holders of Common Units, pro rata, in accordance with their percentage ownership of all Common Units then outstanding. In other words, in a liquidation, the holders of Series B-1 Preferred Units will receive (if anything) the greater of their contributed capital or the amount that they would receive if the Series B-1 Preferred Units are converted to Common Units (the Series B-1 Preferred Units initially convert on a one-to-one basis to Common Units). The terms of the Series B-1 Preferred Units will not limit the amount of debt or other obligations the Company may incur in the future or the issuance by the Company of additional Preferred Units (including Preferred Units that rank senior to the Series B-1 Preferred Units). Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to or be on equal footing with the Series B-1 Preferred Units in a liquidation.

Your ownership interest in the Company is subject to dilution in the event that the Company requires issues additional equity interests or equity-like interests. The Company may require additional capital and could sell additional equity interests in the Company to raise such capital. The Company may also issue additional equity incentive interests (including equity-like incentive interests) in the Company as awards to certain individuals. The Company may issue additional equity interests without your approval. Even if you are given an opportunity to purchase additional equity interests to maintain your ownership percentage, the opportunity may not be on terms you accept. Your investment in the Company is therefore subject to substantial dilution.

The LLC Agreement places limits on transferability of the Series B-1 Preferred Units. Under the LLC Agreement, no member may sell, assign, mortgage, pledge, transfer, hypothecate, encumber or otherwise dispose of any membership interest in the Company without the prior approval of the Board, in the Board's sole discretion. Thus, your ability to transfer the Series B-1 Preferred Units is severely limited. Also, any sale or other transfer of the Series B-1 Preferred Units will be subject to a right of first refusal in favor of the Company and the other members. In addition, you might be required to sell your Series B-1 Preferred Units in certain circumstances. If the Founders and the members holding a majority of the outstanding membership interests in the Company desire to sell all or a majority of the equity interests in the Company, you can be required to sell your Series B-1 Preferred Units in such sale transaction.

Investors will have limited control over decision making because the Founders and existing investors will have voting control of the Company. Initially, Justin Fenchel, Aimy Steadman, Brad Schultz, Jason Schieck and Daniel Singer (the "Founders") and existing holders of Preferred Units of the Company will own and control a majority of the voting interests of the Company and the investors in this Offering will have very limited control over the management of the Company. As a result, the Founders and existing investors will have significant influence in determining the outcome of all corporate transactions. The interests of the Founders and existing investors may differ from the interests of the other members, and the Founders and existing investors may make decisions with which the other members may not agree. Additionally, the Founder's and existing investors' fiduciary duties are limited by the LLC Agreement.

We have incurred indebtedness to finance operations and expansion activities and a portion of the proceeds from new investments in the Company will be used to pay off some of the Company's high-interest short term debt. In the future, we may continue to incur additional indebtedness for general corporate purposes. We cannot assure that our business will generate sufficient cash flow from operations to meet all our debt service requirements, return value to shareholders and fund our general corporate and capital requirements. Our current and future debt service obligations and covenants could have important consequences. These consequences include, or may include, the following: our ability to obtain financing for future working capital needs or investments/acquisitions or other purposes may be limited; our funds available for operations, and expansion may be reduced because we dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness; our ability to conduct our business could be limited by restrictive covenants; and our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited. If we fail to comply with the obligations contained in our current credit facilities or future loan agreements, we could be in default under such debt facilities or agreements. In the event of a default, the holders of our debt could elect to declare all amounts outstanding under such instrument to be due and payable. A default could also require the immediate repayment of outstanding obligations under other debt facilities or agreements that contain cross-acceleration or cross-default provisions. If that were to occur, we might not have available funds to satisfy such repayment obligations.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of alcoholic beverages in recent years. Increases in prices may also take place in the future and the Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal and operating risks, such as enforcement of contract rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance.

Weather conditions may have a material adverse effect on sales. The Company will operate in an industry where performance is affected by the weather. Changes in weather conditions may result in lower consumption of alcoholic beverages than in comparable periods. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and decrease demand for the alcoholic beverages the Company will produce and distribute. Similar weather conditions in the future may have a material adverse effect on sales which could affect the Company's financial condition and results of operations.

Risks with the Company's brands. It is important that the Company have the ability to maintain and enhance the image of its existing products. The image and reputation of the Company's products may be impacted for various reasons including litigation or complaints from customers/regulatory bodies resulting from the illegal consumption of the Company's products, quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a negative effect on its operating results, financial condition and prospects.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may be detrimental to one's health. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for alcohol beverages, which could harm our business by reducing sales and increasing expenses. In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Loss of distribution agreements or inability to enter into favorable distribution agreements may have a material adverse effect on the Company. Entering into distribution agreements on favorable terms with key distributors will be critical to the success of the Company. If the Company fails to enter into distribution agreements on favorable terms with key distributors, such failure could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any distributors were to breach, terminate or attempt to renegotiate their distribution agreements with the Company, such breach, termination or renegotiation could have a material adverse effect on the Company's business, financial condition and results of operations. The Company can give you no assurance that it will be successful in maintaining and entering into favorable distribution agreements with key distributors.

The Company may not be able to adequately protect its intellectual property rights. The Company will rely on trademark and other intellectual property rights to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The Company cannot assure you that the steps the Company have taken or will take will be sufficient to protect the Company's intellectual property rights or to prevent others from seeking to invalidate the Company's trademark or block sales of the Company's products as a violation of the trademarks and intellectual property rights of others. In addition, the Company cannot assure you that third parties will not infringe on or misappropriate the Company's rights, imitate the Company's products, or assert rights in, or ownership of, trademarks and other intellectual property rights of the Company's or in marks that are similar to the Company's. In some cases, there may be trademark owners who have prior rights to the Company's marks or to similar marks. Intellectual property litigation is costly, and, even if the Company prevails, the cost of such litigation could adversely affect its business, financial condition and results of operations. Failure to protect the Company's proprietary information could have a material adverse effect on its business, results of operations and financial condition.

The Company has a limited operating history. The Company has a limited operating history and to date has not generated any amounts of revenue or net income. The Company will not realize any significant revenues, net income or capital appreciation unless it successfully executes its business plan. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to, among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and distribution leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

Market acceptance of the Company's brands and products is uncertain. It is possible that the Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

The Company's ability to compete effectively in the highly competitive alcoholic beverage industry may affect its operational performance and financial results. The Company may not be able to compete successfully in the highly competitive alcoholic beverage industry. The Company will face competition from large, national companies and smaller, regional operators. Some of the Company's competitors are larger and have greater financial resources. The Company may experience price pressure as a result of competitors' pricing practices as well as general market conditions. Failure to match or exceed competitors' cost reductions through productivity gains and other improvements could weaken the Company's competitive position. The Company may not be able to effectively compete with larger, more diversified companies. Increased competition may result in lower operating margins leading to unprofitable operations and loss of market share.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand and acceptance, changes in industry conditions and competitive factors.

The Company may not be able to obtain adequate financing. The Company's projections are based on raising $2,500,000. If the Company raises $2,500,000 in this Offering, it may still be unable to achieve its proposed business plan. The Company's operations may require capital infusions on an ongoing basis. If the Company does not generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations, the Company's financial condition and results of operations could be adversely affected.

The Company is dependent on key personnel. The Company's success will depend, in large part, upon the contributions of key personnel, especially the Founders (as defined below). The loss of the service of several key people within a short period of time could have a material adverse effect upon the Company's financial condition and operations. The Company's future success is also dependent upon its ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations. The Company could lose key personnel, which could prevent the Company from executing its business plan.

Past performance of the Founders is not a guarantee of comparable future results. Pro forma financial information for the Company is based upon numerous assumptions, many of which may or may not prove accurate. Therefore, actual financial results will be different from the pro forma information and the results obtained by the Founders in prior business endeavors, and these differences could be material.

We are currently involved in a lawsuit. The Company filed a trademark infringement lawsuit against Molson Coors Beverage Co. ("Molson Coors"), which, if the outcome is not successful, could have a material adverse impact on our Brizzy hard seltzer product line (including abandoning this product line). The Company was unsuccessful in obtaining a preliminary injunction against Molson Coors from launching its hard seltzer product on account of a likelihood of confusion.

Risks associated with the regulatory framework applicable to the Company. The alcoholic beverage industry is highly regulated at both national and local levels. Alcoholic beverage related producing, distributing and reselling operations require licenses, permits and approvals. Delays and failures to obtain or the future loss of any required licenses, permits or approvals could negatively affect the Company's operations. Government-sponsored campaigns against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drinking laws may reduce demand for the Company's products and any change in legislation could impact upon future products that the Company may produce. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect the Company's business, financial condition and results of operations.

Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate. Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, package and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Transportation of product within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in Texas or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the Texas Alcoholic Beverage Commission to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. If any regulatory authority notifies the Company that the Company will lose its alcoholic beverage permit(s) because a member or related party or affiliate thereof has violated federal and state "tied-house" laws, such member must transfer its units to another person that does not engage in any activity that presents a conflict with the Company's alcoholic beverage permit(s). In the event that such member does not make a transfer within thirty (30) days from receipt of notice from the Company that a transfer is required to resolve a regulatory conflict, the Company will have the right to redeem that member's units.

Our Board of Managers is in the process of seeking certification as a "B corporation" in which case the Company will be required to consider the impact of its decisions on all stakeholders, not just its Members. "Certified B corporations" refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. If the Company becomes a Certified B Corporation, the Company's Board of Managers must consider the effects of any action or inaction on the Company's members, employees, customers, community and societal factors, local and global environment, among others things, and is not required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. This is not the default standard under Delaware law. Further, our reputation could be harmed if we are unable to become a Certified B Corporation or if we become a Certified B Corporation and subsequently lose that status.

General economic conditions could affect the Company's business. The Company's results of operations are affected by overall economic trends, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of the products sold by the Company. Reduced consumer confidence and spending may result in reduced demand for the products sold by the Company and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on the products sold by the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors and may issue interests to service providers and others, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in a financing, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets, and the units are subject to a drag-along as further described in the Company's LLC Agreement. Thus, the Investor will rely upon the executive management and Board of Managers of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management and Board of Managers of the Company. If the Board of Managers of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Board of Managers and officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer, manager or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors and may issue interests to service providers and others, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in a financing, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Company's LLC Agreement and/or Investors' Rights Agreement, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are

SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, including equity-like compensation plans, like our mirror unit plan, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊙;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Company

Future Proof Brands LLC dba BeatBox Beverages

- Delaware Limited Liability Company
- Organized November 2011
- 63 employees

1023 Springdale Rd.
Austin TX 78721

http://beatboxbeverages.com

Business Description

Refer to the BeatBox profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BeatBox is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.